Filed pursuant to Rule 433

Registration File No. 333-234537

Relating to the

Preliminary Prospectus Supplement

dated November 6, 2019

(To Prospectus dated November 6, 2019)

PRICING TERM SHEET

November 7, 2019

Cytokinetics, Incorporated

Offering of

$120,000,000 Aggregate Principal Amount of

4.00% Convertible Senior Notes due 2026

The information in this pricing term sheet supplements Cytokinetics, Incorporated’s preliminary prospectus supplement, dated November 6, 2019 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Cytokinetics, Incorporated and not to its subsidiaries. Cytokinetics, Incorporated has increased the size of the offering to $120,000,000 (or $138,000,000 if the underwriters fully exercise their over-allotment option). The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer	Cytokinetics, Incorporated.

Ticker / Exchange for Common Stock	CYTK / The Nasdaq Global Select Market (“Nasdaq”).

Pricing Date	November 7, 2019

Trade Date	November 8, 2019.

Settlement Date	November 13, 2019

Notes	4.00% convertible senior notes due 2026 (the “Notes”).

Principal Amount	$120,000,000 (or, if the underwriters fully exercise their over-allotment option, $138,000,000) aggregate principal amount of Notes.

Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Maturity	November 15, 2026, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	4.00% per annum.

Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2020.

Record Dates	May 1 and November 1.

Last Reported Sale Price per Share of Common Stock on Nasdaq on November 7, 2019	$8.275.

Conversion Premium	Approximately 27.5% above the Last Reported Sale Price per Share of Common Stock on Nasdaq on November 7, 2019.

Initial Conversion Price	Approximately $10.55 per share of our common stock.

Initial Conversion Rate	94.7811 shares of our common stock per $1,000 principal amount of Notes.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $115.9 million (or approximately $133.4 million if the underwriters fully exercise their over-allotment option), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering to fund (i) the continued development of and commercial readiness activities associated with omecamtiv mecarbil, (ii) the continued clinical development of CK-274 and related compounds in indications associated with hypertrophic cardiomyopathies and related diseases associated with diastolic dysfunction and cardiac fibrosis, including heart failure with preserved ejection fraction, (iii) the continued clinical development of reldesemtiv in patients with ALS and SMA, including potential Phase 3 clinical trials and other commercial readiness activities, and (iv) working capital and other general corporate purposes, including tenant improvement of the new facility we plan to move into in 2021, capital expenditures, debt service or retirement of debt, including existing debt outstanding under the Term Loan. We intend to use approximately $11.6 million of the net proceeds from this offering to pay the cost of the capped call transaction described below.

If the underwriters exercise their over-allotment option, we expect to use a portion of the net proceeds from the sale of the additional Notes to enter into an additional capped call transaction with the capped call counterparty (as defined below).

Capped Call Transactions	In connection with the pricing of the Notes, we entered into a privately negotiated capped call transaction (together with any additional capped call transactions entered into in connection with the exercise by the underwriters of their over-allotment option as described below, the “capped call transactions”) with one of the underwriters in this offering or its affiliate (the “capped call counterparty”). If the underwriters exercise their over-allotment option, we expect to use a portion of the net proceeds from the sale of the additional Notes to enter into an additional capped call transaction with the capped call counterparty.

The capped call transactions will cover, subject to customary adjustments, the number of shares of our common stock that will initially underlie the Notes.

The capped call transactions are generally expected to reduce the potential dilution to our common stock and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be, as a result of any conversion of the Notes, with such reduction and/or offset subject to a cap as described in “Description of Capped Call Transactions” in the Preliminary Prospectus Supplement.

For a discussion of the potential impact of any market making or other activity by the capped call counterparty or its affiliates in connection with these capped call transactions, see “Underwriting—Capped Call Transactions” and “Risk Factors—Risks Related to the Notes and This Offering—The capped call transactions may affect the value of the Notes and our common stock” in the Preliminary Prospectus Supplement.

Book-Running Managers	Morgan Stanley & Co. LLC Mizuho Securities USA LLC

Lead Manager	JMP Securities LLC

Co-Manager	H.C. Wainwright & Co., LLC

CUSIP / ISIN Numbers	23282W AA8 / US23282WAA80.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change

If a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” then, subject to the provisions described below, the conversion rate applicable to such conversion will be increased by a number of shares (the “additional shares”) set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$8.275	$9.00	$10.55	$12.00	$13.71	$20.00	$50.00	$75.00	$100.00	$150.00
November 13, 2019	26.0648	23.2133	18.7526	15.8650	13.4099	8.4675	2.5150	1.1991	0.5585	0.0000
November 15, 2020	26.0648	22.1189	17.5431	14.6633	12.2779	7.6555	2.2874	1.1027	0.5211	0.0000
November 15, 2021	26.0648	20.8756	16.1261	13.2475	10.9446	6.7100	2.0164	0.9825	0.4701	0.0000
November 15, 2022	26.0648	19.5844	14.5412	11.6325	9.4187	5.6460	1.7082	0.8428	0.4096	0.0000
November 15, 2023	26.0648	18.2533	12.7213	9.7442	7.6411	4.4480	1.3574	0.6789	0.3372	0.0000
November 15, 2024	26.0648	16.9189	10.5318	7.4392	5.5201	3.1095	0.9602	0.4871	0.2490	0.0000
November 15, 2025	26.0648	15.6833	7.5573	4.3875	2.9329	1.6275	0.5096	0.2617	0.1374	0.0000
November 15, 2026	26.0648	15.6833	0.0057	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two make-whole fundamental change effective dates in the table above, then the number of additional shares will be determined by a straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above and/or the earlier and later make-whole fundamental change effective dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $150.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $8.275 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 120.8459 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompany prospectus upon request to: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; or to Mizuho Securities USA LLC, 320 Park Avenue, 12th Floor, New York, New York 10022-6815, Attention: Equity Capital Markets, or by telephone: (212) 205-7600, or by email: US-ECM@us.mizuho-sc.com.

You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet, nor the Preliminary Prospectus Supplement and accompanying prospectus constitute an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.